

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 31, 2009

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

> **Re: Grant Hartford Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed August 12, 2009**
> **File No. 333-155507**

Dear Mr. Sauve:

We have reviewed the amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form S-1

1.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X. Please also update disclosure throughout your prospectus accordingly, such as the discussion in risk factors 2 and 3 and the MD&A.

Prospectus Summary, page 1

2.   Please clearly disclose in this section that Grant Hartford Corporation has the initial responsibility to pay the Bureau of Land Management annual assessment fees, which are currently $125 for each 122 unpatented claim for a total annual

amount of $15,250 and the property taxes on the 23 patented claims in the annual amount of $1,362.

3.   In the paragraph that starts "We are in the exploration stage of our business plan…," please quantify the anticipated capital expenditures for the fiscal year ending December 31, 2009 and your monthly average expenditure.

Dilution, page 20

4.   We note your response to prior comment 5. However, it is not clear from your table the amount of dilution that purchasers in this offering will absorb. Please provide this figure in this section in a clear and prominent manner. Please note that the reference to "the distribution" in Item 506 refers to the transaction registered on this Form S-1, not each of the private placements that you have undertaken.

Financial Statements

General

5.   We note that you have added textual disclosure to the notes of your audited financial statements on pages F-12, F-13, F-14, and F-15, covering various details of previous operations, current operations, and property geology, including quoted material from reports identified as the "Garnet Project Summary, December 1992" prepared by Pegasus Gold Corporation, "Mineral Property Valuation, Garnet and Copper Cliff Mining Districts" prepared by John C. Brower, Ph.D., and "Pegasus Exploration Plan."

We do not see how your auditors have audited this information which includes a discussion about operations of others extending back to 1896. Further, we do not see that you have obtained or filed consents from Pegasus Gold Corporation or John C. Brower, Ph.D., as would be required to include summaries of or excerpts from their reports under Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K. This guidance specifies that any consent provided under this guidance must expressly state that the expert or counsel consents to such quotations or summarizations.

We expect that you will need to relocate or delete some of the information presently residing in Note 3 to your financial statements and elsewhere in your filing depending on whether it has been audited and whether you are able to obtain proper consents.

Signatures

6.   Each time you amend this filing, please ensure that it is properly signed and
        dated.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct your questions regarding engineering matters to Ken Schuler, Mining Engineer, at (202) 551-3718. You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Raul N. Rodriguez, Esq. (303) 861-1995